At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Common Stock Fund, Inc. on behalf of:

                                                  For            Against
     Strong Advisor Common Stock Fund        34,741,644.031   4,410,529.446
     Strong Advisor Focus Fund                418,128.091       5,292.000
     Strong Advisor Technology Fund            59,014.035         0.000

                                               Abstain       Broker non-votes
     Strong Advisor Common Stock Fund        903,533.550       5,271,302.000
     Strong Advisor Focus Fund                 6,023.000         115,638.000
     Strong Advisor Technology Fund               0.000           18,629.000